BCE Emergis

02060070

November 15, 2002

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

NOV 26 2002

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press release entitled BCE Emergis Generates Stronger Earnings in Third Quarter, dated October 22, 2002.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

JS/cv
Encl.

dlw 12/2

BCE Emergis Inc.
1155, René-Lévesque Blvd. West
Suite 2200
Montréal, Québec
H3B 4T3
Tel. : 514-868-2341
Telec. : 514-868-2340

BCE Emergis

82-5206

News Release

BCE Emergis Generates Stronger Earnings in Third Quarter

- Revenue meets low end of target range at $135.1 million
- EBITDA rises to $18.5 million—up from $11.4 million in Q2
- Net income reaches $4.8 million
- EPS up five-fold over Q2 to $0.05 per share

MONTRÉAL, October 22, 2002—BCE Emergis (TSX: IFM), a leading North American provider of eCommerce services, today announced its third quarter financial results for the period ending September 30, 2002.

BCE Emergis has been successful in generating markedly improved earnings this quarter as it continues to focus on improving operating profitability. Revenues have declined from the second quarter as the economy continues to have an impact on the Company as well as the industry.

Revenue for the third quarter of 2002 reached $135.1 million, compared to $141.9 million in the second quarter this year and to $173 million in the same quarter last year. Recurring revenue was $122.8 million for the current quarter, compared to $128.1 million last quarter and $134.1 million in the third quarter last year. Recurring revenue as a percentage of total revenue was 91% compared to 90% in the second quarter.

EBITDA[1/2] amounted to $18.5 million compared to $11.4 million in the second quarter this year and $34.4 million in the same quarter last year. Net income was $4.8 million or $0.05 per share[2] compared to a net loss of $95.8 million or $0.94 per share in the second quarter this year and a net loss in the third quarter last year of $107.5 million or $1.14 per share. Cash on hand at quarter-end was $121.0 million.

"BCE Emergis was successful in generating markedly improved earnings this quarter thanks to a swift implementation of the cost reduction program and a strong focus on business strategy in key verticals," declared CEO Pierre Blouin. "Clearly, our results demonstrate that our work is well underway," added Blouin. "We're streamlining the organization, strengthening our management team, improving both operating and net earnings and generating positive cash flow from operations. Over the next quarter, we will continue to improve our financial performance and implement our longer-term growth strategy."

OPERATING HIGHLIGHTS

U.S. business unit

In the United States, the Company expanded its operations in the financial services market. "The agreement we signed with Freddie Mac in the United States, for example, is significant," stated Blouin. "By executing on our strategy to target financial services and expand operations in the United States, we gain a strategic partner with great reach, credibility and expertise." Freddie Mac (Federal Home Loan Mortgage Corporation) is one of the biggest buyers of home mortgages in the United States and has

financed one in six homes since its creation in 1970. As a result of the agreement with Freddie Mac, BCE Emergis is now the only company to offer an end-to-end electronic mortgage solution.

On the product front, transaction numbers for eInvoicing led the way with a 59% increase since the second quarter. The dollar value of invoices processed over the same period rose by 70% to close to $10 billion.

Canadian business unit
In the third quarter, the Company saw a 10% increase in the number of customers, to more than 490,000, for *webdoxs* (e-route), an electronic bill presentment service that provides secure and private online access to bills, statements and other payment schedules. "We are encouraged to see growth in customer numbers," said Company President and COO Christian Trudeau. "Adoption, after all, is what contributes a positive return to the Company."

Pursuing its business strategy in the third quarter also meant a continued exit from a number of activities the Company no longer considers core, such as eLogistics and Configurator. The Company also sold the wire service assets of eNews to CCN Matthews and discontinued its participation in Procuron.

eHealth business unit
On the eHealth front, in October, the Company appointed François Côté president of the eHealth Solutions Group (North America). Côté will focus on bringing faster growth and stronger results to the eHealth business, as he has already done for eHealth Canada. In fact, recurring revenues for eHealth Canada in this quarter rose to $16.1 million compared to $15.0 million for the same period last year.

FINANCIAL HIGHLIGHTS

- In the third quarter, the three business units recorded revenues as follows:
  - The eHealth business unit had revenues of $69.8 million or 51.7% of total revenue during the current period compared to $76.6 million or 54.0% in the second quarter. Of the current quarter total, $65.5 million was recurring, slightly down from $67.3 million in the last quarter.
  - The Canadian business unit saw its overall revenues decrease slightly to $56.9 million from $60.0 million in the second quarter. This was due mainly to a decrease in committed revenues under the previously announced extended exclusive distribution agreement with Bell Canada signed in 2001, and to the exiting of non-core activities. Recurring revenues were $53.2 million, down from $56.2 million in the second quarter.
  - The U.S. business unit saw revenues of $8.4 million in the third quarter, a $3.1 million or 58.5% increase over last quarter. Recurring revenues stood at $4.1 million, slightly down from $4.6 million in the last quarter.
- Recurring revenue for the quarter stood at $122.8 million or 91% of total revenue, compared to $128.1 million or 90% in the second quarter.
- Related party revenue totaled $33.1 million, a $4.6 million decrease from the previous quarter. This decline was attributable mostly to the committed revenues under the extended exclusive distribution agreement signed in 2001.
- EBITDA rose significantly as the company benefited from the full-quarter effects of its cost reduction plan. EBITDA was $18.5 million in the quarter compared to $11.4 million in the previous quarter.
- Net income reached $4.8 million in the third quarter, compared to $1.3 million in the second quarter excluding restructuring and other charges.

- Cash flow from operating activities was $21.5 million this quarter compared to $9.2 million in the second quarter and $36.7 million in the third quarter of 2001.

Nine-month year-over-year highlights

- For the nine-month periods ended September 30, 2002 and 2001:
  - Total revenue was $409.0 million compared to $475.0 million, with the eHealth business unit accounting for $213.7 million, the Canadian business unit $177.1 million and the U.S. business unit $18.2 million in the current year.
  - Recurring revenues were $373.0 million or 91.2% of total revenue compared to $376.6 million or 79.3% in the prior period.
  - EBITDA amounted to a net loss of $109.6 million, compared to positive $91.6 million the previous year. The 2002 total includes the restructuring and other charges of $119.0 million.
  - The net loss totaled $21.8 million (excluding the after-tax effect of restructuring and other charges) for the current period compared to a net loss in 2001 of $37.1 million (excluding amortization of goodwill).
  - Cash flow from operating activities totaled $1.6 million, compared to $42.8 million for the corresponding period in 2001.

Business outlook

Given the current economic environment, the Company is being cautious in its fourth quarter revenue outlook. It is also looking to exit, as previously announced, up to $5 million worth of business. As a result, the Company is targeting the $127 million to $142 million range. Included in this amount is approximately 10% of non-recurring revenue, which is particularly susceptible to the current economic environment. The Company still sees stronger earnings due to the successful implementation of the cost reduction program. However, should the Company not meet the non-recurring revenue, it will be at the low end of its targets, which for the fourth quarter are EBITDA of between $17 million and $22 million and EPS of between $0.03 and $0.08 per share.

BCE Emergis will announce future plans and provide outlook at the 2003 BCE Business Review Conference on December 11, 2002.

Call with financial analysts

BCE Emergis will hold a teleconference/webcast (audio only) on **Tuesday, October 22, 2002 at 5:30 p.m. (Eastern)**. Interested participants are asked to dial (416) 695-5806. This teleconference will also be webcast live (audio only) on our web site at www.emergis.com.

A replay facility will be available for a 48-hour period beginning at 7:30 p.m. on Tuesday, October 22, 2002. To access the replay facility, please dial (416) 695-5800 or 1 800 408-3053 (access code: 990227). The webcast will also be available on www.emergis.com.

—30—

BCE Emergis provides eCommerce services that accelerate the revenue and payment cycles of its customers. With a focus on transaction-intensive health and financial services, **BCE Emergis** executes over one billion billing, claims processing, payment, and related document exchange transactions annually. The company offers network-centric Internet solutions that integrate and streamline processes between business partners and their banks as they drive toward financial settlement of their business activities, improving both their cash flow and operating costs. **BCE Emergis** customers include 15

leading North American health insurers, three of the top five American banks, five of the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Caution concerning forward-looking statements

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainty in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and American dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the eHealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT OCTOBER 22, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Anna di Giorgio
Corporate communications
514.868.2358
anna.digiorgio@emergis .com

John Gutpell
Investor relations
514.868.2232
john.gutpell@emergis.com

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[1] *EBITDA used in this quarterly report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, gains of sale of exited activities and other expenses. No reconciliation is provided in the Interim Consolidated Statement of Earnings.*

[2] *Q2 EBITDA and EPS exclude restructuring and other charges.*